Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Taste Labs, Inc.
833 Broadway Floor 2
New York, NY 10003
https://www.taste.io/

Up to $534,999.78 in Common Stock at $0.69
Minimum Target Amount: $9,999.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Taste Labs, Inc.
Address: 833 Broadway Floor 2, New York, NY 10003
State of Incorporation: DE
Date Incorporated: January 08, 2018

Terms:

Equity

Offering Minimum: $9,999.48 | 14,492 shares of Common Stock
Offering Maximum: $534,999.78 | 775,362 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.69
Minimum Investment Amount (per investor): $249.78

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time Based:

By Feb 14 - 15% Bonus Shares

By Feb 28 - 10% Bonus shares

Volumed Based:

Tier 1 - $500 / Investor Badge

Tier 2 - $1,000 / Investor Badge + Premium Username (4 characters)

Tier 3 - $2,500 / Investor Badge + Premium Username (4 char.) + 5% bonus shares

Tier 4 - $10,000 / Investor Badge + Premium Username (4 char.) + 10% bonus shares

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Taste Labs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.69/ share, you will receive 110 common stock, meaning you'll own 110 shares for $69. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Overview

Taste Labs delivers personalized product reviews and recommendations. The business owns two recommendation platforms, one for digital media (Taste App), another for shopping (Autumn App).

On each platform, a user rates items (movies, shows, clothes, home decor) to establish their taste profile. Based on this input, the company's technology returns individualized product recommendations by correlating the preferences of millions users, connecting those with the most similar tastes.

A subscription model allows users to unlock additional recommendations and features by upgrading to a paid membership. The company also plans to begin generating revenue through affiliate marketing in 2021.

Product Highlights

Match% is 2.5x more accurate in predicting user preference when measured against generic rating systems (based on management estimation).

Taste users rate and save 30x more than they do on category leaders, such as IMDB (based on management estimation), creating a network effect with higher data density.

YoY Growth: 121K organic users in the past 12 mo. a +76% growth. RAOS reached 289%, a 6x growth compared to 2019, revenue per acquisition also up 48% in the last 12 months.

Competitive Advantages⊠⊠

Humanistic AI. Our algorithm connects like-minded users, so the experience is natural and humanistic. The result feels like you're asking a good friend rather than a machine computation of cut-and-dry attributes.

⊠⊠Category Agnostic. We use the same set of algorithms and databases to handle items across categories making scaling cost-effective. This ability to scale and collect data creates a high entry barrier for competitors that are category-specific.

⊠Not Creepy. Taste users are incentivized to rate, save, and dismiss items to get better recommendations. This leads to an increased amount of opted-in data that helps us serve more relevant sponsored content. We will achieve high ARPU from users' actual product preferences, rather than crawling their photos, personal messages, and browsing history.

Business Model

Freemium. Taste is designed to generate revenue directly from consumers. Through our freemium model (unlocking advanced filters and features), we generate revenue by selling recommendations as a B2C SaaS.

Lead-Generation (In Development). For every recommended item, there's a seller ready to spend their marketing budget to make the sale. Affiliate commissions range between 3-10% for digital media and 8-15% for retail. Taste Labs is currently developing the technology for conversion tracking and plans to open this revenue stream in 2021.

Marketing Data (In Planning). Taste Labs' technology is built on top of dense user preference data. Such anonymous correlation data (e.g. people like X also likes Y) can be made available for market research and to built lookalike audiences.

Upcoming Features

Category Expansion⊠. With movies and TV shows already launched, we will be releasing music, books, podcasts, and game recommendations in 2021. We've also released a platform for women's fashion in Q4 of 2020, with home and men's fashion

coming in 2021. Also in development: food & drinks, travel & hotels, anime & comics, concerts & events, beer, liquor, & wine, recipes, gadgets, electronics, collectibles, gift ideas, baby & kids fashion, and pet products.

Single API / Single Profile⊠. A single profile that predicts what book you will like based on the music you listen to and the restaurants you frequent. Our single API helps track preferences, bookmarks, and wishlists while you are browsing the web or in another app.⊠⊠

Merge Profiles. Merge Taste profiles with friends and your significant other to decide what to watch, what to do, and where to eat. Send recommendations to a friend and keep a joint "to-do-list" to keep track of your combined tastes.

Compare & Explore. Check compatibility with a date or a new friend. Interact with people who share your taste anywhere in the world, and with critics and celebrities.⊠

Competitors and Industry

Overview

Our competition in the entertainment space include Likewise and Itcher, both offer personalized recommendations across multiple categories. Likewise is the currently leader in our space, with 800K registered users and six categories released.

In the retail space, our competition include The Yes and Behond, which both recently closed their seed round.

With plans to expand into multiple categories across entertainment, retail, and lifestyle, our products will compete against similar products of many large and small companies, including well-known global review & recommendation platforms like Yelp, TripAdvisor, IMDb, and Google. In addition, we also compete against recommendation engines of individual content platforms like Netflix and Hulu, as well as large retailers like Nordstrom and Shopbop.

Industry Detail and Competition

Macro Environment

Research shows that ~90% of users rely on online reviews to make purchase decisions. Millennials' trust for online reviews has even exceeded word-of-mouth. As the global trend continues to move towards content overload and subscription businesses, good product recommendations are becoming more valuable than ever. Through our freemium model, we've shown that users are willing pay for better recommendations.

Personalization Tech

Recommendation tech is already a common added feature on content and e-commerce sites. A reliable recommendation engine requires data density, scientific expertise, and a lot of processing power—which can be hard to obtain. The ones who

can afford it (e.g. Netflix) are limited to making recommendations for what they have in stock. As a result, users are creating different profiles on multiple sites and the data is not being properly utilized.

<u>Review Sites & Apps</u>

The generic review and recommendation platform industry is mature and growing. Yelp expects $942M in revenue for 2018 and TripAdvisor saw $1.6B in revenue for 2017, with the majority of revenue coming from advertising and lead-generation. Other category-specific platforms like IMDB, Rotten Tomatoes, and Goodreads are housed under larger corporations such as Amazon and Comcast. Average revenue per MAU across the industry ranges from $3-10.

<u>Personalized Platforms</u>

Other players in digial media include Likewise and Itcher. In retail, The Yes and Behold recently raised seed round to provide personalized shopping in the luxury fashion segment. Early attempts of comparable businesses e.g. Hunch and MightyTV resulted in exits to eBay and Spotify.

Current Stage and Roadmap

<u>Current Stage</u>

Taste App is currently available in the app store and as a webapp. The existing product offers personalized movies and TV recommendations with Podcasts, Games, and Music in beta. The three beta categories will be fully released in Q1 of 2021. The company will also move into beta with Books and Anime later this year.

The shopping recommendation platform—Autumn App has also been in beta since Q4 of 2020. Autumn is planning to release Women's Fashion in Q1 of 2021 with Home and Men's Fashion coming later in Q2. Revenue-wise, the company plans to complete this affiliate tracking technology by Q2 and begin to develop direct e-commerce integration with retailers in 2022.

The Team

Officers and Directors

Name: John Lin

John Lin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 08, 2018 - Present
  Responsibilities: Oversees general operations. Founder shares, no additional equity compensation, $5K monthly salary.

Name: Justin Messina

Justin Messina's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 08, 2018 - Present
  Responsibilities: Oversees all technical aspects of the company. Founder shares, no additional equity compensation, $5K monthly salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares of common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the common stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering common stock in the amount of up to $535,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online product recommendations. Our revenues are therefore dependent upon the market for online review and recommendation platforms.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Taste Labs, Inc was formed on January 8, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Taste Labs, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Taste App and its sister products are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the NSA (National Security Agency), FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Taste Labs, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of customers and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Taste Labs, Inc could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Lin	3,000,000	Common Stock	41.62
Justin Messina	3,000,000	Common Stock	41.62

The Company's Securities

The Company has authorized SeedInvest Convertible Note, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 775,362 of Common Stock.

SeedInvest Convertible Note

The security will convert into Common stock and the terms of the SeedInvest Convertible Note are outlined below:

Amount outstanding: $758,174.00
Maturity Date: June 14, 2021
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: $1,000,000 preferred stock round

Material Rights

Conversion of the Crowd Note.

a. Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing the Crowd Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing.

b. Corporate Transaction. In the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either:

i. Obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or

ii. Obtaining the Corporate Transaction Payment.

c. At or After Maturity. Commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to (a) require the Company to pay the Outstanding Loan Balances or (b) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company must pay the Holder cash equal to such fraction multiplied by such price per share.

d. Mechanics of Conversion. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. Note Completion. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 4(b)(ii).

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,208,824 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding (7,208,824) includes 642,158 shares to be issued pursuant to reserved but unissued stock options, and 566,666 shares to be issued pursuant to outstanding stock options.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $758,174.00
  Use of proceeds: Product development & marketing
  Date: July 24, 2019
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue
There was no significant change or increase in revenue between 2018 and 2019. Revenue ($63,123) in 2019 considered nominal as management expects its long-term revenue to be based on affiliate & commission, which depends on technology that's still being developed.

The company regularly experiments with user retention tactics, so premium features often get offered for free for A/B testing. We do not expect significant revenue growth until the additional categories (podcast, games, music, fashion, home decor) are fully released in 2021 and the affiliate network technology has been fully implemented.

Marketing Expenses
Marketing & advertising expense grew to $55,697 in 2019. Marketing expense has remained a small portion of the overall expense as the return-on-investment is low before the products are fully matured.

General & Administrative Expenses
General expenses grew by 500% in 2019 primarily due to investment in technology & engineering. Expenditure on contractors (engineering, product design, data science) increased from $82,390 in 2018 to $384,936 in 2019.

There was also a commission of $87,008 affiliated with the convertible note round raised in 2019.

Historical results and cash flows:

Engineering and technology development will remain the largest expense as the company is currently in a stage of early user adoption. Such R&D expense requires the company to acquire cash through investments. We expect this dependency to continue at least through 2021.

The company's focus for 2021 will be to fully develop a transactional revenue stream (making money directly off every recommendation that the user consumes or purchase) through the affiliate and commission model. Once this is achieved, a larger portion of the cash will be directed into marketing to acquire users and increase revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

In Q4 of 2020, the company's monthly burn rate was $919 and currently has $9,399.57 of cash in hand. The company has access to additional no-interest loans from its founders of up to $20,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This raise is critical to the company's ability to stay on course with its plan for category expansion and development of additional revenue streams.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds raised from this campaign is necessary for the viability of the company. While the company may conitune operate at a low burn rate, the competitive nature of its industry requires its platforms to continue developing new features and categories to retain the user base.

As part of our ethos, the company wants to continue the tradition of raising funds from its users and the public before seeking venture investment.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

6 months. The current platform generates enough revenue to stay operational. However, the company would not be able to make the product developments necessary to turn a profit and grow to a critical mass.

How long will you be able to operate the company if you raise your maximum funding goal?

Maximum raise will give the company an 18-month runway with major expenses going to contracting engineers to speed up technology development and marketing campaigns to acquire new users. The company expects its burn rate to increase to $20,000 if the maximum raise is reached.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We intend to continue with equity crowdfunding as our user base and the company grows.

Indebtedness

- **Creditor:** Convertible Notes
  Amount Owed: $758,174.00
  Interest Rate: 6.0%
  Maturity Date: June 14, 2021
  The Company has issued several convertible notes totaling $758,174 (the "Notes") that bear a 6 percent interest rate per annum. The Notes are convertible into preferred or common shares of the Company and mature 24 months from the date of issuance. The principal and accrued but unpaid interest would be converted into shares upon a qualifying financing event with a 20 percent discount to the shares issued in that financing event and a $3,000,000 valuation cap.

- **Creditor:** Founder Loan
  Amount Owed: $2,881.96
  Interest Rate: 0.0%
  Maturity Date: December 18, 2022

Related Party Transactions

- **Name of Entity:** Shareholders
  Relationship to Company: shareholders
  Nature / amount of interest in the transaction: Loans
  Material Terms: Additionally, certain shareholders of the Company have provided an additional $2,882 in short-term loans for which no interest is charged and has no fixed maturity date.

Valuation

Pre-Money Valuation: $4,974,088.56

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $758,174 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

<u>Valuation Basis</u>

Taste Labs not only owns its recommendation technology, the company has also acquired all of its training data and users. Our platform currently has over 500K registered users, 250M user ratings, 475K written reviews, and metadata on over 5 million items.

The company previously raised a convertible note round at a $3M valuation cap. Since that offering, our user base has grown by 92% (from 315K to 600K) and the company has released a new app with two additional product categories—women's fashion and home decor.

Separately, the company has acquired 3 million proprietary training data points on unreleased categories including men's fashion, podcast, games, and music.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.48 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Basic operational capital including as server fees and labor for technology.

If we raise the over allotment amount of $534,999.78, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  33.0%

Acquire users, data, and marketer partnerships to increase product performance and revenue.

- *Company Employment*
38.0%
Tech and non-tech labor

- *Operations*
9.0%
Legal and general admin

- *Research & Development*
16.5%
Acquiring data and metadata to improve predictive training model

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.taste.io/ (https://www.taste.io/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/taste-labs

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Taste Labs, Inc.

[See attached]

TASTE LABS, INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 4, 2021

To: Board of Directors, TASTE LABS, INC.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of TASTE LABS, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, shareholders' equity/deficit and cash flows for the calendar year periods ended December 31, 2019 and 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

TASTE LABS, INC.
BALANCE SHEETS
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	86,949	$	6,625
Accounts receivable, net		48,250		0
Funds receivable		0		30,000
Total current assets		135,199		36,625
Total Assets	$	135,199	$	36,625
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accrued interest payable	$	30,533	$	3,938
Advances from shareholder		2,882		53,699
Total Current Liabilities		33,415		157,637
Convertible notes payable		758,174		105,000
Total Liabilities		791,589		162,637
SHAREHOLDERS' EQUITY				
Common stock		600		600
Retained deficit		(656,990)		(126,612)
Total Shareholders' Equity		(656,390)		(126,012)
Total Liabilities and Shareholders' Equity	$	135,199	$	36,625

TASTE LABS, INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues, net	$ 63,123	$ 11,618
Operating expenses		
Advertising and marketing	55,697	37,701
General and administrative	511,209	96,591
Total operating expenses	566,906	134,292
Net Operating Income (Loss)	(503,783)	(122,674)
Interest income (expense)	(26,595)	(3,938)
State tax (provision) benefit	0	0
Net Income (Loss)	$ (530,378)	$ (126,612)

TASTE LABS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For calendar years ended December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Shares		Retained Deficit	Total Shareholders' Equity
	# Shares	$		
Balance as of January 8, 2018 (inception)	0	$ 0	$ 0	$ 0
Issuance of common shares	6,000,000	600		600
Net income (loss)			(126,612)	(126,612)
Balance as of December 31, 2018	**6,000,000**	**$ 600**	**$ (126,612)**	**$ (126,012)**
Net income (loss)			(530,378)	(530,378)
Balance as of December 31, 2019	**6,000,000**	**$ 600**	**$ (656,990)**	**$ (656,390)**

TASTE LABS, INC.
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (530,378)	$ (126,612)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) decrease in accounts receivable	(48,250)	0
Increase (decrease) in accrued interest payable	26,595	3,938
Net cash used in operating activities	(552,033)	(122,674)
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from issuances of convertible notes	683,174	75,000
Proceeds/(repayment) from advances from shareholder	(50,817)	54,299
Net change in cash from financing activities	632,357	129,299
Net change in cash and cash equivalents	80,324	6,625
Cash and cash equivalents at beginning of period	6,625	0
Cash and cash equivalents at end of period	$ 86,949	$ 6,625

NOTE 1 – NATURE OF OPERATIONS

TASTE LABS, INC. (the "Company"), was organized as a corporation in Delaware on January 8, 2018. The Company develops technology that provides personalized reviews and recommendations by connecting people with similar tastes. Its technology is used for digital media (movies, tv shows, games, podcasts, books, music) and retail (women's fashion, men's fashion, home decor) and the company operates multiple mobile and webapps to deliver its technology to online customers.

The Company generates revenue by offering premium subscriptions to app users seeking to access additional features. The Company also earns revenue via affiliate networks for the purchases and leads it generates between its users and advertisers. The Company is currently developing technology to track leads and purchases directly with the plan to convert affiliate revenue into direct commissions.

Since Inception, the Company has primarily relied on securing funding from its members and a crowdfunded offering of convertible notes. As of December 31, 2019, the Company had limited commercial history, had not yet started producing positive cash flow from operations in 2019 and may incur additional losses prior to consistently generating positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from an additional crowdfunding campaign (see Note 12) and the receipt of funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, these unaudited financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Company's financial position as of December 31, 2019 and 2018, and the results of the Company's operations and cash flows for the twelve months ended December 31, 2019 and 2020. The Company has no items of other comprehensive income (loss); therefore, net income (loss) is equal to comprehensive income (loss).

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit and Customer Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short term investments and accounts receivable. Cash and cash equivalents are deposited in demand with two financial institution in the United States. Cash and cash equivalents deposited at time may be in excess of the federally insured limits. Management believes that the Company's investments in cash and cash equivalents have minimal risk. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company generally does not require collateral from its customers. Revenue from form its many customers are not concentrated with any one customer.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $86,949 and $6,625 of cash on hand, respectively.

Accounts Receivable

Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Fixed Assets

Fixed assets, such as lab equipment, computer equipment and capitalized software, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years, or the lease term of the respective assets whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments with a life expectancy greater than a year and costing at least $1,000 are capitalized.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from affiliate commissions and offering premium subscriptions services.

Advertising

The Company expenses advertising costs as they are incurred and such amounts totaled $55,697 and $37,701 for the calendar years ending 2019 and 2018, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 6 – CONVERTIBLE DEBT

The Company has issued several convertible notes totaling $758,174 (the "Notes") that bear a 6 percent interest rate per annum. The Notes are convertible into preferred or common shares of the Company and mature 24 months from the date of issuance. The principal and accrued but unpaid interest would be converted into shares upon a qualifying financing event with a 20 percent discount to the shares issued in that financing event and a $3,000,000 valuation cap.

NOTE 7 – EQUITY

As of December 31, 2019 and 2018, the Company has authorized 10,000,000 shares of $0.0001 par value common stock and has issued 6,000,000 shares of common stock to the two founders of the Company at par value. The Company has also reserved 666,666 common shares for options to be awarded to employees, vendors, strategic investors or others as needed.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company occasionally engages with a technical development and design services agency that is owned and controlled by the founding shareholders of the Company.

Additionally, certain shareholders of the Company have provided an additional $2,882 in short-term loans for which no interest is charged and has no fixed maturity date.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $535,000 of securities in an offering intending to be exempt from registration under Regulation CF. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended, in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through January 4, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing | Get Funding | Trade NEW | Blog | Sign In

Taste Labs is pending **StartEngine Approval.**

Taste Labs

AI Powered Personalized Recommendation



Calculating
Your Taste...

Website New York, NY MEDIA TECHNOLOGY

Taste is an AI company that provides users with personalized reviews and recommendations for products and services.

$0.00 raised

0 Investors	**$4.97M** Valuation
$0.69 Price per Share	**$249.78** Min. Investment
	Equity Offering Type
$535K Offering Max	**Reg CF** Offering

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Taste's organic user base grew by ~76% YoY, and return-on-ad-spend reached 289%.
- Taste's movie and TV platform has gained over 500K registered users, receives about 5.8M screen views per month, and has more than 3,500 five-star reviews.
- The review and recommendation industry is mature and growing; in 2019, Yelp saw $1.01B in revenue and TripAdvisor saw $1.56B in revenue.

OVERVIEW

Reviews and recommendations tailored to your specific interests

Taste was founded by John Lin and Justin Messina, a marketing and engineering duo with 20 years of experience in personalization technology.



Their experience in advertising exposed them to the tactics used by marketers to sway consumers. When news broke that many review sites were heavily manipulated (Source), they were inspired to design a technology that improves the experience of finding recommendations online. Taste was born from the simple belief that —"the best online reviews come from those who share your personal taste."


TV Shows
Books
The Good Place (2016)
97% Match
It's Time Reviews Matched ***Your*** Taste Preferences.
Not Someone Else's.

Taste began as a passion project when the founders set out to build a personalized review platform for movies. Working nights and weekends, they released the first version in late 2016. The product quickly gained traction through Reddit and grew to a sizable community of cinephiles and data enthusiasts. In 2019, the company raised a $725K round and began to expand its technology into more categories across digital media and fashion retail.



THE PROBLEM

Online reviews are too generic

With more than 1 billion consumers visiting sites like Yelp and IMDB, online reviews are now the #1 trusted source for purchase decisions among Millennials and Gen-Z. However, we believe these review sites do not offer a truly personalized experience. Why should two people with drastically different tastes see the same ratings and reviews?





THE SOLUTION

We personalize to your "taste"

Taste provides personalized reviews and recommendations based on each individual's taste—it's like the Netflix "Match%", but imagine if it worked for just about anything.

Through our app and website, users can now create a taste profile in seconds and begin seeing recommendations that are uniquely tailored to them.



It's As Simple As

1	2	3
Create a profile with what you already like	AI technology finds others with shared preferences	See reviews & recs personalized to your unique taste

& Offers Many Advantages

More Accurate

Our Match% is *2.5x more accurate* in predicting preferences compared to a generic rating system.

Humanistic AI

Taste's algorithm connects like-minded users, so the results feel like you are asking a good friend for suggestions.

THE MARKET

Our market space is fast growing and reaching the billions

The review and recommendation industry is mature and growing. Yelp saw $1.01B in revenue for 2019 (Source) and TripAdvisor saw $1.6B in revenue for 2019 (Source), with the majority of revenue coming from lead-generation. Other category-specific platforms like IMDB, Rotten Tomatoes, and Goodreads are housed under larger corporations such as Amazon and Comcast. Based on our extensive research, the average revenue per monthly-active-user across the industry ranges from $3-10.



In 2020, we began building one of the first shopping recommendation platforms for fashion, home, and furniture. This allows us to tap into a large space of the

lead-gen business through affiliate marketing. Affiliate marketing in the fashion alone is expected to reach $2.76B globally by 2021, growing at 10% YoY (Source).

Affiliate Marketing Is Growing 10% YoY



Source: Statista

OUR TRACTION

Major YoY growth, millions of views, and plenty of positive feedback from our users

In the past year, our organic user audience grew by 76% YoY, and the ROAS (return-on-ad-spend) reached 286%.



Year to year growth measured solely based on the increase in organic users and is not a reference to changes in financial conditions.

Our movies and TV platform appears in the top search results in the App store, has over 500K registered users, receives about 5.8M screen views per month, and

has over 3,500 five-star reviews. We've proven that people are willing to pay for better recommendations through our freemium model where we've had more than 4,000 paid users to date.


500K
Registered Users
5.8M
Screen Views Per Month
4K
Paid Users To Date
Recommendations
Cancel
Taste - Movies & TV
Personalized Recommendatio...
Tribalist
OPEN

There are currently 30,000 users participating in our beta program for music, podcasts, games, as well as fashion and retail. We've also been featured by major press outlets including The Independent, Gizmodo, Stuff Magazine, IndieWire, PCMag.com and more.


Books & Podcasts
Anime & Comics
Movies & TV
Games
Home & Furniture
Travel & Events
Music
Fashion
Recipes
Bars & Restaurants

Featured In

 INDEPENDENT

GIZMODO

PCMAG.COM IndieWire **Stuff**

 DIGITAL **TRENDS**  Product Hunt

---

WHAT WE DO

Users rate items to refine their taste profiles and receive recommendations

Users create a taste profile by rating items. Our AI technology correlates the preferences of like-minded users and delivers personalized reviews and recommendations in the form of a Match%.



Step 1
Create a taste profile

Step 2
Algorithm correlates
you with similar users

Step 3
Reviews & recs become
personalized to you

Step 4
Gamified experience helps
rate & save more
to increase accuracy

Step 5



Your are connected
with what you'll love &
marketers earn an
engaged customer

Category Expansion

Podcasts & Games are due to launch in Q1 of 2021 & the
shopping recommender has been in beta since last November.







Our technology is designed to work across multiple categories, which means
expanding into new categories is seamless; the books you like and your favorite
restaurants might help inform the suggestions you get for what shows to binge!





THE BUSINESS MODEL

Generating revenue D2C and through advertising

Taste is uniquely positioned to generate revenue as an advertising platform, as well as directly from consumers through a freemium model.

At scale, for lead-gen and advertising, we benchmark at $20 APRU per active user per quarter, with an average order value of $133 and a 15% commission rate.

For in-app-purchase (freemium), we benchmark 3% subscription rate for active users, averaging $15 / year.


Lead-Gen & Advertising
$20
Average Revenue Per User (ARPU) Per Quarter
$133
Average Order Value
15%
Commission Rate
Subscription Rate

3%
For Active Users
$15
User Spend Per Year

HOW WE ARE DIFFERENT

A single platform, to radically simplify how people receive reviews and recommendations

While we don't compete directly with anyone review or discovery platform, the company's product overlaps with a wide range of other technology companies' products in the online review, shopping discovery, and social shopping spaces.



Taste
ShopStyle
TrustPilot
TripAdvisor
Metacritic
Yelp
IMDb
Infatuation
Wayfair
Rotten Tomatoes
Hulu
AllMusic
IGN
Houzz
Netflix
StitchFix
Amazon
Spotify

What sets us apart from other companies is our belief that a person should only need to manage one taste profile across the web. Our products are designed with a consistent experience, focusing only on personalized reviews, specifically from others who share your taste. This will allow us to build a moat by owning a user's data across multiple categories.



Get suggestions across movies, books, food, clothing, and home decor from people similar to you.
Similarity: 0.928371


Similarity: 0.837193
Similarity: 0.871648

THE VISION

We envision that Taste will replace all other platforms for product discovery

Our vision is to simultaneously replace all review platforms and become the new standard for product discovery. By consolidating reviews and recommendations across categories and making them personalized, a person would only need to manage one profile across the web.


Velvet by Graham & Spencer
$339


IDENTITY

Single profile that can predict what book you will like based on the music you listen to and your favorite movies


ALL-IN-ONE

Track your watchlists, wishlists, favorite brands and restaurants all in one place



Interact with people who share your taste, anywhere in the world, as well as critics and celebrities



SOCIAL

critics and celebrities

MERGE

Merge taste profile with friends and family to settle on what to watch, what to do, where to eat, and what to buy



OFFERS

Deals and limited edition items from the brands you love

OUR LEADERSHIP

User trust is deeply important to us, and at the center of what we do

When it comes to reviews and recommendations, "trust" is often more important than accuracy. Our technical founding team not only has deep roots in predictive algorithms, but also has expertise in marketing and user experience. We have a track record of not only building great technology, but of creating experiences that build community and elicit unprecedented in-app activity, all of which contribute to the accuracy and trustworthiness of our recommendation platform.





Build Your
Taste Profile



WHY INVEST

Greater personalization is the future, and we're here to deliver

At Taste, we believe that personalized reviews and recommendations are the future, and our technology and early traction makes us one of the leading candidates to deliver this to consumers. We've demonstrated not only the ability to create a mature product and acquire users, but we've also skillfully handled valuable data in a transparent, non-invasive manner. Our company is built on the goal of decentralizing data to get more fair recommendations—so it only makes sense for us to be a company funded by the crowd. In our previous round, we raised over $725K from 450+ early users. We are so excited for this opportunity to open our company up to new investors like you!


Movies
TV Shows
Books
Taste
Eternal Sunshine of the Spotless Mind (2004)
91% Match
It's Time To Make Online Reviews All About You

In the Press

INDEPENDENT   GIZMODO   **Stuff**   IndieWire   PC   digitaltrends

SHOW MORE

Meet Our Team





John Lin
CEO

John is a data-nerd with over 15 years of experience in analytical and marketing tech. Early in his career, John ran marketing programs for brands including Xbox, Starbucks, Neimen Marcus, and Essentia Water. During that time, he oversaw analytics for CRM programs that combined for +10MM customers. John also consulted for a long list of tech startups including MadeClose, Drawbridge Networks, Cue, LINK3D, Upflex, and Rocean.

Justin Messina
CTO

Justin is a seasoned engineer with 12 years of experience as a full-stack developer. Earlier in his carerr as the Head of Technology at Square Tomato, he managed the tech team and designed CRM automation processes for brands such as Starbucks and Corbis. He has also created a wide range of technologies including UGC-ready databases, merchant portals, e-commerce management, and social media platforms.












David Shilane
Chief Data Scientist

With 15 years of experience as a data scientist, Dave has developed a wide range of recommendation systems across social media, online dating, and educational tech. Along with heading data science for Taste Labs, he serves on the faculty of Columbia University's Applied Analytics master's program, teaching courses in machine learning, data science, and statistical methods.

Dave holds undergraduate and master's degrees from Stanford University, along with a PhD from the University of California Berkeley.

Dave contributes 5-15 hours a week to oversee algorithm refinement and R&D of additional data features within our technology.



Aaron Hoffman
Head of Data Products

Aaron joins Taste Labs after 2 years working as EVP, Analytics and Statistics at Solstice Studios —a Hollywood film studio with $400 million in capitalization. Aaron has extensive experience in television, media planning, and digital technologies, with a specialty in creating research methodologies—he was the founding architect of Magid's proprietary syndicated EmotionalDNA® research product. Aaron contributes up to 10-20 hours a week to oversees B2B business and data product development for our digital media apps.





Adam Weiss
Advisor

Adam was the former General Manager & SVP of Rakuten Marketing (fka LinkShare), the world's largest affiliate marketing network.

In the past 20 years, Adam has helped thousands of advertisers & publishers succeed from the basics of getting started with performance marketing to strategy & optimization of mature programs. He has also been a routined keynote speaker at advertising and marketing conferences around the country.

Adam advises Taste Labs on its monetization strategy and lead-gen business development.





Ricky Solomon
Advisor

With more than 30 years of experience in finance, Ricky works with emerging companies on capital acquisition and allocation. He has structured many financings, both public and private, with a concentration in tech. He currently serves on the board of Aspen Group (ASPU) and Ipsidy Inc (IDTY,) and is also an active angel investor. Ricky advises Taste on financial strategies and capital acquisition.



Offering Summary

Company :	Taste Labs, Inc.
Corporate Address :	833 Broadway Floor 2, New York, NY 10003
Offering Minimum :	$9,999.48
Offering Maximum :	$534,999.78
Minimum Investment Amount (per investor) :	$249.78

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	14,492
Maximum Number of Shares Offered :	775,362

Price per Share : $0.69

Pre-Money Valuation : $4,974,088.56

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

Time Based:

By Feb 14 - 15% Bonus Shares

By Feb 28 - 10% Bonus shares

Volumed Based:

Tier 1 - $500 / Investor Badge

Tier 2 - $1,000 / Investor Badge + Premium Username (4 characters)

Tier 3 - $2,500 / Investor Badge + Premium Username (4 char.) + 5% bonus shares

Tier 4 - $10,000 / Investor Badge + Premium Username (4 char.) + 10% bonus shares

All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners' Bonus**</u>

Taste Labs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.69/ share, you will receive 110 common stock, meaning you'll own 110 shares for $69. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Taste Labs to get notified of future updates!

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VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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